October 20, 2004


Mail Stop 0409

Edward J. Matey Jr., Esq.
American Financial Realty Trust
1725 The Fairway
Jenkintown, PA  19046

Re:	American Financial Realty Trust
	Registration Statement filed on Form S-3
	Filed:	October 7, 2004
	File No.  333-119602

Dear Mr. Matey:
This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

1. You indicate on page 33 that information about selling shareholders will be set forth in an amendment. Please note that we will not be in a position to declare this registration statement effective until you file an amendment to name the selling shareholders or the class of person who might sell.

2. We note your statement on page 59 that indicates the discussion of tax considerations associated with your election to be treated as a REIT can be found in your registration statement filed with the SEC on September 10, 2004. Please note that Rule 411 of Regulation C restricts incorporation by reference of documents that incorporates by reference other information. Please revise your disclosure
accordingly.   Further, please delete the penultimate paragraph on
page i that states you incorporate by reference the information under the heading "Federal Income Tax Consideration" from the registration statement filed with the SEC on September 10, 2004.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Jeffrey A. Shady at (202) 942-1901 or the undersigned at (202) 942-1960.


Sincerely,



Karen Garnett
Assistant Director


cc:	James W. McKenzie, Jr., Esq. (via facsimile)
	Morgan, Lewis & Bockius LLP
American Financial Realty Trust
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